Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900

NEWS RELEASE

LUNDIN MINING ANNOUNCES INTENTION TO VOLUNTARILY
DELIST ITS COMMON SHARES FROM THE NYSE

Toronto, Ontario, March 13, 2009 - Lundin Mining Corporation (TSX: LUN; OMX: LUMI; NYSE: LMC) ("Lundin Mining" or the "Company") today announced its intention to voluntarily delist its common shares from the New York Stock Exchange (the "NYSE"). The Company’s common shares will continue to trade on the Toronto Stock Exchange (the "TSX") and the Swedish Depositary Receipts representing the Company’s common shares (the SDRs") will continue to trade on the Nordic OMX Exchange (the "OMX").

The Company believes that the listing of its common shares on the TSX provides shareholders sufficient liquidity and has concluded that the cost of maintaining the listing of its common shares on the NYSE outweighs the benefits of continuing such listing. Therefore, the Company has decided to delist its common shares from the NYSE.

Phil Wright, President and CEO of Lundin Mining, commented, "Our board has considered the continued listing on the NYSE and in light of the fact that the NYSE accounts for less than 15% of our global trading volume and the eventual cost savings that we believe will result from the delisting, we have concluded that it is in the best interests of the Company and our shareholders to delist from the NYSE."

The Company delivered notice today to the NYSE that it intends to delist its common shares. As disclosed in the notice, the Company expects to file a notification of removal from listing on the NYSE on Form 25 with the U.S. Securities and Exchange Commission ("SEC") on or about March 23, 2009. The withdrawal of the Company’s common shares from listing on the NYSE should be effective 10 days after the filing of the notice on Form 25 with the SEC. Accordingly, the Company anticipates that the delisting will take effect on or about April 2, 2009. Following delisting, the Company will continue to file or furnish reports with the SEC. However, the Company also announced that it intends at a future date, when permitted under SEC rules, to terminate its registration of its common shares with the SEC.

The delisting of the Company’s common shares from the NYSE will not affect the listing of the Company’s common shares on the TSX or the SDRs on the OMX.

The Company will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which the Company is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the Toronto Stock Exchange.

ABOUT LUNDIN MINING

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: 604-689-7842
Josh Crumb, Senior Business Analyst: 416-342-5560
Robert Eriksson, Investor Relations Europe: +46 (701) 112615

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.